UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

BUTTERFLY NETWORK, INC.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

124155102

(CUSIP Number)

Mark Horowitz

Co-President

Glenview Capital Management

767 Fifth Avenue, 44th Floor

New York, NY 10153

(212) 812-4700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 12, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 124155102	Page 2 of 7 Pages

1.	NAME OF REPORTING PERSON GLENVIEW CAPITAL MANAGEMENT, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,774,846
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,774,846
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,774,846
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%*
14.	TYPE OF REPORTING PERSON OO

*	Represents the percentage ownership based on 164,862,472 shares of Class A common stock of Butterfly Network, Inc. outstanding as of February 12, 2021 as reported in the Current Report on Form 8-K filed on February 16, 2021.

CUSIP No. 124155102	Page 3 of 7 Pages

1.	NAME OF REPORTING PERSON LONGVIEW INVESTORS LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,275,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 10,275,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,275,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%*
14.	TYPE OF REPORTING PERSON OO

*	Represents the percentage ownership based on 164,862,472 shares of Class A common stock of Butterfly Network, Inc. outstanding as of February 12, 2021 as reported in the Current Report on Form 8-K filed on February 16, 2021.

CUSIP No. 124155102	Page 4 of 7 Pages

1.	NAME OF REPORTING PERSON LARRY ROBBINS
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 15,049,846
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 15,049,846
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,049,846
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%*
14.	TYPE OF REPORTING PERSON IN, HC

*	Represents the percentage ownership based on 164,862,472 shares of Class A common stock of Butterfly Network, Inc. outstanding as of February 12, 2021 as reported in the Current Report on Form 8-K filed on February 16, 2021.

CUSIP No. 124155102	Page 5 of 7 Pages

SCHEDULE 13D

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to common stock, par value $0.0001 per share (the “Common Stock”), of Butterfly Network, Inc. (the “Issuer”), the principal executive offices of which are located at 530 Old Whitfield Street, Guilford, CT 06437.

Prior to the Business Combination (as defined below), the Issuer was known as Longview Acquisition Corp., a Delaware corporation (“Longview”).

Item 2.	Identity and Background.

(a) This Schedule 13D is filed on behalf of the following persons (collectively, the “Reporting Persons”):

i) Glenview Capital Management, LLC (“Glenview Capital Management”); and

ii) Longview Investors LLC (the “Sponsor”); and

iii) Larry Robbins (“Mr. Robbins”).

(b) The principal business address of each of the Reporting Persons is 767 Fifth Avenue, 44th Floor, New York, NY 10153.

(c) This Schedule 13D relates to shares of Common Stock held by the Sponsor and for the accounts of Glenview Capital Partners, L.P., a Delaware limited partnership (“Glenview Capital Partners”), Glenview Capital Master Fund, Ltd., a Cayman Islands exempted company (“Glenview Capital Master Fund”), Glenview Institutional Partners, L.P., a Delaware limited partnership (“Glenview Institutional Partners”), Glenview Offshore Opportunity Master Fund, Ltd., a Cayman Islands exempted company (“Glenview Offshore Opportunity Master Fund”), Glenview Capital Opportunity Fund, L.P., a Delaware limited partnership (“Glenview Capital Opportunity Fund”) (collectively, the “Glenview Funds”). Glenview Capital Management serves as investment manager to each of the Glenview Funds. Mr. Robbins is the Founder, Portfolio Manager and CEO of Glenview Capital Management. The present principal occupation of the Mr. Robbins is Founder, Portfolio Manager and CEO of Glenview Capital Management. Mr. Robbins is also the managing member of the Sponsor.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Glenview Capital Management is a Delaware limited liability company. The Sponsor is a Delaware limited liability company. Mr. Robbins is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons are deemed to beneficially own 15,049,846 shares of Class A Common Stock of the Issuer as reflected in this Schedule 13D.

Item 4 below summarizes certain provisions of the Business Combination Agreement (as defined below) that pertain to the securities acquired by the Reporting Persons. Pursuant to the Business Combination Agreement, upon consummation of the Business Combination (as defined below), the shares of Class B common stock of Longview beneficially owned by the Reporting Persons were automatically converted into shares of Class A Common Stock of the Issuer.

CUSIP No. 124155102	Page 6 of 7 Pages

Item 4.	Purpose of Transaction.

On February 12, 2021 (the “Closing Date”), Longview Acquisition Corp., a Delaware corporation (“Longview” and after the Business Combination, the “Issuer”), consummated the previously announced business combination (the “Business Combination”) pursuant to the terms of the Business Combination Agreement, dated as of November 19, 2020 (the “Business Combination Agreement”), by and among Longview, Clay Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and

Butterfly Network, Inc., a Delaware corporation (“Legacy Butterfly”). Immediately upon the consummation of the Business Combination and the other transactions contemplated by the Business Combination Agreement (collectively, the “Transactions,” and such completion, the “Closing”), Merger Sub merged with and into Legacy Butterfly, with Legacy Butterfly surviving the business combination as a wholly-owned subsidiary of Longview (the “Merger”). In connection with the Transactions, Longview changed its name to “Butterfly Network, Inc.” and Legacy Butterfly changed its name to “BFLY Operations, Inc.”

As a result of the Merger, at the Effective Time, the stockholders of Legacy Butterfly became stockholders of the Issuer and each outstanding share of common stock and preferred stock of Legacy Butterfly was automatically cancelled and converted into the right to receive shares of Common Stock in accordance with the Business Combination Agreement.

As a result of the Business Combination, the Reporting Persons became the beneficial owner of 15,049,846 shares of Class A Common Stock, consisting of (i) 10,275,000 shares of Class A Common Stock received upon the automatic conversion as of the Closing of the shares of Longview Class B Common Stock held by the Sponsor on a one-for-one basis for no additional consideration; (ii) 2,274,846 shares of Class A Common Stock received pursuant to the automatic conversion of the principal amount plus accrued but unpaid interest on certain convertible notes issued by Legacy Butterfly and assumed by the Issuer immediately prior to the Closing, held by the Glenview Funds, which conversion was effected with shares of Class A Common Stock calculated by dividing the outstanding principal plus accrued but unpaid interest on each convertible note by $10.00, rounded down to the nearest whole number of shares; and (iii) 2,500,000 shares of Class A Common Stock purchased by the Glenview Funds from the Issuer, at a price of $10.00 per share, in a private placement (the “PIPE Financing”) immediately prior to the Closing.

Mr. Robbins is the managing member of the Sponsor and is the Founder, Portfolio Manager and CEO of Glenview Capital Management, which serves as investment manager to each of the Glenview Funds. The Reporting Persons share voting and dispositive power over the shares held by the Sponsor and the Glenview Funds, as applicable, and may be deemed to beneficially own such shares. The Reporting Persons disclaim beneficial ownership over any securities owned by the Sponsor and the Glenview Funds other than to the extent of any pecuniary interest they may have therein.

Consistent with their investment intent and with Mr. Robbin’s role and responsibilities as a member of the Issuer’s board of directors, the Reporting Persons intend to engage in communications with the Issuer and the Issuer’s management and board of directors, other shareholders of the Issuer and other interested parties on issues that may relate to the business, management, operations, assets, capitalization, financial condition, strategic plans, governance, board composition and the future of the Issuer.

The Reporting Persons may also take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D and may discuss such actions with the Issuer and the Issuer’s management and the board of directors, other shareholders of the Issuer and other interested parties.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors and subject to the obligations described herein, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of directors, price levels of the shares of Common Stock, other investment opportunities available to the Reporting Persons, as applicable, and concentration of positions in the portfolios managed by the Reporting Persons, as applicable, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

At the Closing, the Issuer, the Sponsor and certain affiliates of Glenview Capital Management (the “Sponsor Group Holders”) and certain holders of Legacy Butterfly securities (the “Butterfly Holders”) entered into an amended and restated registration rights agreement (the “Amended and Restated Registration Rights Agreement”), pursuant to which, among other things, the Sponsor Group Holders and the Butterfly Holders were granted certain registration rights with respect to their respective shares of the Issuer’s common stock on the terms and subject to the conditions therein. The Sponsor Group Holders and the Butterfly Holders also agreed not to effect any sale or distribution of any equity securities of the Issuer held by any of them (except with respect to shares of the Issuer’s Class A Common Stock acquired in open market transactions or by Sponsor Group Holders pursuant to the PIPE Financing or the conversion of Legacy Butterfly convertible notes) during their respective lock-up periods. Each Sponsor Group Holder agreed to not transfer any securities of the Issuer (subject to certain exceptions described above) for the period ending on the earlier of (a) one year after the Closing, subject to certain customary exceptions, and (b) subsequent to the Closing, (x) if the last reported sale price of the Issuer’s common stock equals or exceeds $12.00 per share for any 20 trading days within any 30 consecutive trading days commencing at least 150 days after the Closing; provided that all shares of common stock of the Issuer held by Butterfly Holders have been registered on an effective registration statement, or (y) the date on which the Issuer completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the Issuer’s public stockholders having the right to exchange their shares of the Issuer’s common stock for cash, securities or other property.

The foregoing description of the Amended and Restated Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

CUSIP No. 124155102	Page 7 of 7 Pages

Item 5.	Interest in Securities of the Issuer.

(a) and (b)

Items 7-11 of the cover pages of this Schedule 13D are incorporated herein by reference.

(c) Except as described in Item 4, during the past 60 days, the Reporting Persons have not effected any transactions with respect to the Common Stock.

(d) None.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Robbins will be entitled to receive compensation and other benefits as a director of the Issuer. In such capacity, he may also be granted equity awards with respect to the Common Stock from time to time.

Pursuant to the Private Placement Warrant Purchase Agreement, effective as of May 20, 2020, by and between Longview and the Sponsor, the Sponsor purchased an aggregate of 6,853,333 warrants to purchase Class A ordinary shares of Longview, each warrant entitling the Sponsor, upon exercise, to purchase one share of Class A Common Stock (the “Private Placement Warrants”) for a price of $1.50 per Private Placement Warrant. Upon consummation of the Business Combination, the Private Placement Warrants become exercisable beginning May 26, 2021 for one share of Class A Common Stock of the Issuer at a price of $11.50 per share. The Private Placement Warrants expire on the fifth anniversary of the consummation of the Business Combination.

Except as set forth herein, the Reporting Persons does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement
Exhibit B	Power of Attorney
Exhibit C	Amended and Restated Registration Rights Agreement, dated as of February 12, 2021, by and among Butterfly Network, Inc. (formerly Longview Acquisition Corp.), BFLY Operations, Inc. (formerly Butterfly Network, Inc.) and certain of their securityholders (incorporated by reference to Exhibit 10.19 of the Issuer’s Form 8-K filed with the SEC on February 16, 2021).
Exhibit D	Private Placement Warrants Purchase Agreement, dated as of May 20, 2020, between Butterfly Network, Inc. (formerly Longview Acquisition Corp.) and Longview Investors LLC (incorporated by reference to Exhibit 10.1 of the Issuer’s Form 8-K filed with the SEC on May 27, 2020).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2021

GLENVIEW CAPITAL MANAGEMENT, LLC

By:	/s/ Mark J. Horowitz
Mark J. Horowitz
Co-President of Glenview Capital Management, LLC

LONGVIEW INVESTORS LLC

By:	/s/ Mark J. Horowitz
Mark J. Horowitz, attorney-in-fact for Larry Robbins

LARRY ROBBINS

By:	/s/ Mark J. Horowitz
Mark J. Horowitz, attorney-in-fact for Larry Robbins

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Butterfly Network, Inc., dated as of February 17, 2021 is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

GLENVIEW CAPITAL MANAGEMENT, LLC

By:	/s/ Mark J. Horowitz
Mark J. Horowitz
Co-President of Glenview Capital Management, LLC

LONGVIEW INVESTORS, LLC

By:	/s/ Mark J. Horowitz
Mark J. Horowitz, attorney-in-fact for Lawrence M. Robbins

LAWRENCE M. ROBBINS

By:	/s/ Mark J. Horowitz
Mark J. Horowitz, attorney-in-fact for Lawrence M. Robbins

Exhibit B

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENT, that I, Lawrence M. Robbins, hereby make, constitute and appoint Mark J. Horowitz, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity, (b) in my capacity as managing member or in other capacities of Longview Investors, LLC, or (c) in my capacity as Chief Executive Officer or in other capacities of Glenview Capital Management, LLC, a Delaware limited liability company, and each of its affiliates or entities advised or controlled by me or Glenview Capital Management, LLC, all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including, without limitation, all documents relating to filings with the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933, as amended, or the Securities and Exchange Act of 1934, as amended (the “Act”), and the rules and regulations promulgated thereunder, including, without limitation: (1) all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act, including, without limitation: (a) any acquisition statements on Schedule 13D or Schedule 13G and any amendments thereto, (b) any joint filing agreements pursuant to Rule 13d-1(k), and (c) any initial statements of, or statements of changes in, beneficial ownership of securities on Form 3, Form 4 or Form 5 and (2) any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of the attorney-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This Power of Attorney shall remain in effect until revoked, in writing, by the undersigned.

IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney, this 17th day of February, 2021.

By:	/s/ Lawrence M. Robbins
Lawrence M. Robbins